UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9) *

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102	Page 2 of 11

1.	Names of Reporting Persons. Ernest Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,670,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,670,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,670,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 58,566,076 shares of Common Stock outstanding as of April 21, 2020, as disclosed in the Form 10-Q for the period ended March 31, 2020, filed by the Issuer with the SEC on April 30, 2020.

CUSIP No. 70432V102	Page 3 of 11

1.	Names of Reporting Persons. The Ruby Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 70432V102	Page 4 of 11

1.	Names of Reporting Persons. Chad Richison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,772,505 (1)
	8.	Shared Voting Power 3,671,167 (2)
	9.	Sole Dispositive Power 3,548,505
	10.	Shared Dispositive Power 3,671,167 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,443,672 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 224,000 unvested shares of restricted stock.
(2)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, Inc., (b) 56 shares of Common Stock owned by the Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, (c) 56 shares of Common Stock owned by the Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, and (d) 56 shares of Common Stock owned by the Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012.

(3)

Based on 58,566,076 shares of Common Stock outstanding as of April 21, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed by the Issuer with the SEC on April 30, 2020.

CUSIP No. 70432V102	Page 5 of 11

1.	Names of Reporting Persons. Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 58,566,076 shares of Common Stock outstanding as of April 21, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed by the Issuer with the SEC on April 30, 2020.

CUSIP No. 70432V102	Page 6 of 11

1.	Names of Reporting Persons. Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 58,566,076 shares of Common Stock outstanding as of April 21, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed by the Issuer with the SEC on April 30, 2020.

CUSIP No. 70432V102	Page 7 of 11

1.	Names of Reporting Persons. Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 58,566,076 shares of Common Stock outstanding as of April 21, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed by the Issuer with the SEC on April 30, 2020.

This Amendment No. 9 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Paycom Software, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D (as previously amended or amended and restated and as amended and/or restated hereby, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The Reporting Persons are filing this Amendment to report (i) the sale by Mr. Richison of 420,865 shares of Common Stock on May 19, 2020, and (ii) the sale by The Ruby Group of 229,135 shares of Common Stock on May 19, 2020 (together, the “Block Sale”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On May 12, 2020, the Registration Rights Agreement was terminated.

In connection with the Block Sale, Mr. Richison terminated the 10b5-1 Plan.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of May 21, 2020, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned		Percentage of Outstanding Shares	Sole Voting Power		Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power
Ernest Group, Inc.	3,670,999		6.3%	0		3,670,999		0	3,670,999
The Ruby Group, Inc.	0		0.0%	0		0		0	0
Chad Richison	7,443,672	(1)	12.7%	3,772,505	(2)	3,671,167	(3)	3,548,505	3,671,167	(3)
Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	56		0.0%	0		56		0	56
Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	56		0.0%	0		56		0	56
Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	56		0.0%	0		56		0	56

(1)

Consists of (a) 3,772,505 shares of Common Stock owned by Mr. Richison, including 224,000 unvested shares of restricted stock, (b) 3,670,999 shares of Common Stock owned by Ernest Group, (c) 56 shares of Common Stock owned by the ARR Trust, (d) 56 shares of Common Stock owned by the ALR Trust, and (e) 56 shares of Common Stock owned by the IDR Trust. Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by Ernest Group. Mr. Richison is the settlor and sole trustee for each of the Trusts. Each Trust is for the benefit of one of Mr. Richison’s children who shares his household. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by each of the Trusts.

(2)	Includes 224,000 unvested shares of restricted stock owned by Mr. Richison.
(3)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, (b) 56 shares of Common Stock owned by the ARR Trust, (c) 56 shares of Common Stock owned by the ALR Trust and (d) 56 shares of Common Stock owned by the IDR Trust.

(c) Except as set forth on Annex B hereto, there were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons or since the most recent Schedule 13D filing, whichever is less.

(d) Not applicable.

(e) As a result of the Block Sale, The Ruby Group ceased to own any shares of Common Stock on May 19, 2020.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: May 21, 2020

ERNEST GROUP, INC.

By:	/s/ Chad Richison
Name: Chad Richison
Title: Director

THE RUBY GROUP, INC.

By:	/s/ Chad Richison
Name: Chad Richison
Title: Director

CHAD RICHISON

/s/ Chad Richison

ABRIE R. RICHISON 2012 IRREVOCABLE TRUST U/T/A DTD 12/21/2012

By:	/s/ Chad Richison
Name: Chad Richison
Title: Trustee

AVA L. RICHISON 2012 IRREVOCABLE TRUST U/T/A DTD 12/21/2012

By:	/s/ Chad Richison
Name: Chad Richison
Title: Trustee

IAN D. RICHISON 2012 IRREVOCABLE TRUST U/T/A DTD 12/21/2012

By:	/s/ Chad Richison
Name: Chad Richison
Title: Trustee

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS

Transaction Date	Effecting Person(s)	Shares Disposed	Price Per Share	Description of Transaction
5/10/2020	Chad Richison	9,314 (1)	$272.03	(1)
5/19/2020	Chad Richison	420,865	$268.00	Block Sale
5/19/2020	The Ruby Group, Inc.	229,135	$268.00	Block Sale

(1)

Represents shares of Common Stock withheld by the Issuer to satisfy tax withholding obligations in connection with the vesting of 21,000 shares of restricted stock granted to Mr. Richison on January 17, 2019. No shares were sold in this transaction.